FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
Western Wind Energy Corp. (the "Issuer") 632 Foster Avenue Coquitlam, British Columbia V3J 2L7

Item 2.	Date of Material Change
January 4, 2007
Item 3.	News Release
The Issuer issued a press release dated January 4, 2007. The press release was disseminated through Market News and Stockwatch.
Item 4.	Summary of Material Change
The Issuer announced that it has closed the second tranche of a non-brokered private placement of 20,000 units at a price of $1.20 per unit.
The Issuer also announced that it has negotiated a two year convertible debenture for US$600,000.
Item 5.	Full Description of Material Change

The Issuer announced that it has closed the second tranche of the non-brokered private placement announced in the Issuer's news release of October 26, 2006. The Issuer issued 20,000 units at a price of $1.20 per unit. Each unit is comprised of one common share and one share purchase warrant. One warrant will entitle the holder to purchase one common share over a two year period at a price of $1.30 per share until December 27, 2008. The hold periods for the units and the underlying securities expires on April 28, 2007.

The Issuer plans to use the proceeds from the private placement to, among other things, continue the Issuer's land acquisition program in California and for general working capital.
Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable
Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8.	Executive Officer
To obtain further information contact Jeffrey J. Ciachurski, the Chief Executive Officer of the Issuer, at 604-839-4192.
Item 9.	Date of Report
January 5, 2007